                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                GEOKINETICS INC.

                          ----------------------------
                                (Name of issuer)

                     Common Stock, $.01 Par Value Per Share

                          ----------------------------
                         (Title of class of securities)

                                   372910 20 8
                             ----------------------
                                 (CUSIP number)

                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012

       ------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 October 3, 2006

             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 8 Pages

CUSIP No. 372910 20 8

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1.   Names of Reporting Persons.                               VALENTIS SB, L.P.
     I.R.S. Identification Nos. of Above Persons (entities only)

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2.   Check the Appropriate Box if a Member of a Group                     (a)[X]
     (See Instructions)                                                   (b)[ ]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                      N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                 [ ]

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6.   Citizenship or Place of Organization                               Delaware

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     Number of Shares    7.   Sole Voting Power                                0
     Beneficial
     Owned by Each       -------------------------------------------------------
     Reporting           8.   Shared Voting Power (see Item 5 below)           0
     Person With
                         -------------------------------------------------------
                         9.   Sole Dispositive Power                           0

                         -------------------------------------------------------
                         10.  Shared Dispositive Power (see Item 5 below)      0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                            0

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                     0.0%

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14.  Type of Reporting Person (See Instructions)                              PN

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                                                               Page 2 of 8 Pages

CUSIP No. 372910 20 8

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.                             Valentis SB GP LLC
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                     (a)[X]
     (See Instructions)                                                   (b)[ ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                      N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------
     Number of Shares    7.   Sole Voting Power                                0
     Beneficially
     Owned by Each       -------------------------------------------------------
     Reporting           8.   Shared Voting Power (see Item 5 below)           0
     Person With
                         -------------------------------------------------------
                         9.   Sole Dispositive Power                           0

                         -------------------------------------------------------
                         10.  Shared Dispositive Power (see Item 5 below)      0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                            0

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                     0.0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              OO

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                                                               Page 3 of 8 Pages

CUSIP No. 372910 20 8

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.                             Wexford Capital LLC
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                     (a)[X]
     (See Instructions)                                                   (b)[ ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                      N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                            Connecticut

--------------------------------------------------------------------------------
     Number of Shares    7.   Sole Voting Power                                0
     Beneficially
     Owned by Each       -------------------------------------------------------
     Reporting           8.   Shared Voting Power (see Item 5 below)           0
     Person With
                         -------------------------------------------------------
                         9.   Sole Dispositive Power                           0

                         -------------------------------------------------------
                         10.  Shared Dispositive Power (see Item 5 below)      0

--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                            0

--------------------------------------------------------------------------------
8.   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (11)                     0.0%

--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)                              OO

--------------------------------------------------------------------------------

                                                               Page 4 of 8 Pages

CUSIP No. 372910 20 8

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1.   Names of Reporting Persons.                             Charles E. Davidson
     I.R.S. Identification Nos. of Above Persons (entities only)
     (Intentionally Omitted)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                     (a)[X]
     (SeeInstructions)                                                    (b)[ ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                      N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
     Number of Shares    7.  Sole Voting Power                                 0
     Beneficially
     Owned by Each       -------------------------------------------------------
     Reporting           8.  Shared Voting Power (see Item 5 below)            0
     Person With
                         -------------------------------------------------------
                         9.  Sole Dispositive Power                            0

                         -------------------------------------------------------
                         10. Shared Dispositive Power (see Item 5 below)       0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                            0

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                     0.0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages

CUSIP No. 372910 20 8

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1.   Names of Reporting Persons.                                Joseph M. Jacobs
     I.R.S. Identification Nos. of Above Persons (entities only)
     (Intentionally Omitted)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                     (a)[X]
     (See Instructions)                                                   (b)[ ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                      N/A

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                 [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
     Number of Shares    7.  Sole Voting Power                                 0
     Beneficially
     Owned by Each       -------------------------------------------------------
     Reporting           8.  Shared Voting Power (see Item 5 below)            0
     Person With
                         -------------------------------------------------------
                         9.  Sole Dispositive Power                            0

                         -------------------------------------------------------
                         10. Shared Dispositive Power (see Item 5 below)       0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                            0

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                     0.0%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN

--------------------------------------------------------------------------------

                                                               Page 6 of 8 Pages

         This Amendment No. 1 to Schedule 13D modifies and supplements the
Schedule 13D initially filed on July 15, 2003 (as amended, the "Statement"), with respect to the common stock, $0.01 par value per share (the "Common
Stock"), of Geokinetics Inc., a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 1, the Statement, as amended as provided herein, remains in full force and effect.
Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Since the date of the Statement, the Reporting Persons effectuated the sale of an aggregate of 5,317,803 shares on October 3, 2006 in various private transactions. As a result of the foregoing, the Reporting Persons no longer own any shares of Common Stock in the Company.

         Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this
Amendment No. 1 to Schedule 13D.

                                    * * * * *

                                                               Page 7 of 8 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2006

                                    Valentis SB, L.P.

                                    By:  Valentis SB GP LLC, its General Partner

                                    By:  /s/ Paul Jacobi
                                         -----------------------------------
                                         Name:  Paul Jacobi
                                         Title:   Vice President

                                    Valentis SB GP LLC

                                    By:   /s/ Paul Jacobi
                                          ----------------------------------
                                         Name:  Paul Jacobi
                                         Title:   Vice President

                                    WEXFORD CAPITAL LLC

                                    By:  /s/ Arthur H. Amron
                                         -----------------------------------
                                         Name:  Arthur H. Amron
                                         Title:   Principal and Secretary

                                    /s/ Charles E. Davidson
                                    ----------------------------------------
                                    CHARLES E. DAVIDSON, individually

                                    /s/ Joseph M. Jacobs
                                    ----------------------------------------
                                    JOSEPH M. JACOBS, individually

                                              Page 8 of 8 Pages